Meeting of Stockholders - Voting Results

On April 24, 2009, the Fund held its Annual Meeting of Stockholders to consider the election of Directors of the Fund. The following votes were recorded:

Proposal 1: (Routine): Election of Directors of the Fund
Election of Joel W. Looney as a Class I Director of the Fund (both common and preferred stockholders vote)	# of Votes Cast	% of Votes Cast
Affirmative	3,967,728	98.54%
Withheld	58,826	1.46%
TOTAL	4,026,554	100.00%
Election of Dr. Dean Jacobson as a Class III Director of the Fund (both common and preferred stockholders vote)	# of Votes Cast	% of Votes Cast
Affirmative	3,966,537	98.51%
Withheld	60,017	1.49%
TOTAL	4,026,554	100.00%
Election of Ms. Susan L. Ciciora as a Class III Director of the Fund (only preferred stockholders vote)	# of Votes Cast	% of Votes Cast
Affirmative	591	56.18%
Withheld	461	43.82%
TOTAL	1,052	100.00%